December 13, 2010

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

    RE: **RadNet, Inc.**
           Form 10-K for FYE December 31, 2009
           Filed March 15, 2010, amended March 31, 2010 and May 10, 2010;
           DEF 14A for Annual Meeting on June 3, 2010
           Filed April 23, 2010
           File No. 1-33307

Dear Dr. Berger:

      We have completed our review of your filings and have no further comments at this time.

                           Sincerely,

                           John Reynolds,
                           Assistant Director